United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 23, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

Vale informs relevant shareholding ownership acquisition
Rio de Janeiro, October 23, 2009 — Vale S.A. (Vale) informs that on October 22, 2009, Banco Opportunity S.A. and Opportunity Lógica Gestão de Recursos Ltda, denominated investors, both with headquarters at 231 Presidente Wilson avenue, 29th and 28th floors, in the city of Rio de Janeiro, Brazil, being Brazilian fund manager and representative of foreign investors and Brazilian fund manager and manager of foreign investors, respectively, communicated that on July 24, 2009 they reached a participation of 5,07% of preferred class A shares issued by Vale, becoming holders of 106,998,464 preferred class A shares issued by Vale, through transactions on stock exchanges.
Add to that, the investors informed that after market closing on October 19, 2009, they hold, as a whole, 123,141,859 preferred shares, reaching a participation of 5.84%. Besides that, they also hold 33,300,000 call options on preferred shares, 17,839,500 preferred shares on forward contracts and 13,552,341 preferred shares lent to other shareholders.
According to the investors, the acquisition of Vale’s shares is oriented by investment strategy only, not aiming to change either the controlling shareholder structure or Vale’s administrative structure. Furthermore, they also communicated having no debentures convertible into shares issued by Vale, as well as no agreement regulating the exercise of the voting rights or the purchase and sale of securities issued by Vale.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.